aflease
gold and uranium resources limited

MEDIA RELEASE

Aflease announces BEE scheme including workers' trust

Release Date: 22 February, 2005 Code(s): AFL

AFLEASE - AFLEASE ANNOUNCES BEE SCHEME INCLUDING WORKERS' TRUST
Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL(JSE)AFLUY(NASDAQ)
(Registration number 1921/006955/06)
ISIN: ZAE000061461 Share Code : AFL
("Aflease" or "the Company")

Johannesburg 22 February, 2005 - Aflease Gold and Uranium Resources Limited ("Aflease") today announced its plans for black economic empowerment ("BEE") in accordance with the Broad Based Socio-Economic Empowerment Charter, the "Mining Charter".

Aflease proposes to form a BEE joint venture ("JV") comprising a separate unlisted company "Micawber 397 (Pty) Ltd" of which six partners will be shareholders. Included will be a workers' trust the Aflease Employees Trust.

The Micawber shareholders will be: Africa Vanguard Resources ("AVR"), holding a 25 percent stake; Indalo Resources, also with 25 percent; Emseni Resources with a 15 percent interest and Umlilo Mining and Magumo Investments, each with 5 percent.

In the spirit of the Mining Charter, Aflease is committed to doing what is required of it to assist previously disadvantaged persons and communities. It is therefore pleasing to have Indalo Resources, which is 100 percent owned, managed and controlled by women, within Micawber.

The remaining 25 percent of Micawber will be held by the Aflease Employees Trust. A body of interim trustees has been appointed as "caretakers" on behalf of the future beneficiaries. They are:

- Thuthu Skweyiya - Chairperson of the board of Aflease
- Christine Bannerman - Aflease Company Secretary
- Basetsana Ramaboa - Aflease Group Human Resources Manager.

The interim trustees will manage the founding process and will hand over to the new trustee body upon completion.

The shareholder base of Micawber is characterised by strong industry leaders, broad based empowerment and the involvement of the Aflease workers.

The proposed transaction involves Micawber acquiring an undivided 26 percent share of the mineral and mining assets of Aflease through an interest-free loan. There is no upfront cash required. The loan will equate to the market capitalization of Aflease on the closing date less the market value of the non-mining assets retained by Aflease.

Micawber becomes entitled to dividends from the JV on closing and there is no lock-up of dividends. Aflease anticipates that most of its projects will be at a combination of bankable and implemented stage by the beginning of 2007. The JV will therefore be in a position from as early as 2007 through 2008 to raise finance.

Micawber will be required to make payment in cash of a minimum of 20 percent of the loan received within three years of the date of receipt by it of the first dividend from the JV. Thereafter Micawber will be required to pay a minimum of 20 percent every subsequent three year period.

As the scorecard requirement of the Mining Charter must be met in each annual submission to the Department of Minerals and Energy, shareholders of the new BEE company are restricted in selling their shares, other than to other qualifying HDSA purchasers.

The principles applied to the scheme will ensure: No value loss to Aflease shareholders; a sustainable BEE structure in that it is required to meet the minimum BEE criteria every year; participation of workers - partnering with HDSA employees; and that the structure is replicable and fail-safe to further growth opportunities.

Aflease will endeavour to include its new partners in all future mining projects.

Neal Froneman, chief executive officer of Aflease, said:" It has always been our intention to be involved in black economic empowerment at the earliest opportunity as I firmly believe that it is in the best interests of the mining industry and South Africa as a whole.
"Our intention is to create long term partners who will stay and prosper with Aflease for many years.
"I believe that the scheme we have proposed today may also serve as a model for other development companies who face the same constraints as we do."

Froneman added: "One has to understand that South Africa's financial markets are not always friendly towards entrepreneurial exploration and mine development companies like ourselves. That's why fund raising is often difficult for Aflease, despite having exciting gold assets at Bonanza South in North West Province and Modder East on the East Rand - not to mention our highly rated uranium interests at Dominion and Rietkuil in the Klerksdorp area.

"I am also deeply honoured to have such a respected and responsible group of people joining us as partners. Welcome aboard."

For more information please contact:

Neal Froneman, CEO of Aflease:
Tel. +27 11 482 3605
Mobile +27 836280226
Carol Smith, Investor Relations:
Tel. +27 11 482 3605
Or, Andrew Davidson, Corporate Communications
Mobile +27 826677203

www.aflease.com

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements.

Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document. The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

File No: 82-34632

Aflease Gold and Uranium Resources Limited
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06) ISIN: ZAE000061461
Share Code : AFL ("Aflease" or "the company")

aflease *gold and uranium resources limited*

RENEWAL OF CAUTIONARY ANNOUNCEMENTS RELATING TO THE ACQUISITION OF RIGHTS TO HARMONY GOLD MINING COMPANY LIMITED'S URANIUM AND TO THE BLACK ECONOMIC EMPOWERMENT ("BEE") TRANSACTION BY AFLEASE

Further to the cautionary announcement dated 3 February 2005 shareholders are advised that discussions are still in progress which, if successfully concluded, may have a material effect on the price of Aflease shares.

Shareholders are also referred to the cautionary announcement dated 22 February 2005 regarding a BEE Transaction, and are advised that the legal agreements to formalise the BEE transaction are still being drafted.

Accordingly, shareholders should continue exercising caution when dealing in Aflease shares until further announcements are made in respect of the above.

Johannesburg
17 March 2005

Corporate Advisor	Sponsor	Attorneys
Investec Corporate Finance Investec Bank Limited (Registration number 1969/004763/06)	NEDBANK CAPITAL	DENEYS REITZ ATTORNEYS

ideaworx 64190/BD

Aflease Gold And Uranium Resources Limited - Reviewed Consolidated Financial

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AFL
Aflease Gold And Uranium Resources Limited - Reviewed Consolidated Financial Results For The Year Ended 31 December 2004
AFLEASE GOLD AND URANIUM RESOURCES LIMITED
(Formerly The Afrikander Lease Limited)
(Incorporated in the Republic of South Africa)
Share code: AFL (JSE) AFLUY (NASDAQ)
(Registration number 1921/006955/06) ISIN: ZAE000061461
("Aflease" or "the company")
REVIEWED CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004
Commentary to the Reviewed Annual Financial Statements
Introduction

The financial statements for the year 2004 reflect the initial success of the strong Rand strategy that was developed and implemented towards the end of 2C This strategy required that the operations be restructured, that the company develops its high margin assets and continues with focused exploration.

The company implemented a decision in November 2003 to restructure its margir operations. Management subsequently restructured the marginal opencast mine i November 2003. The Rand continued to strengthen further in 2004, which result in all gold production being terminated. As a result the company"s status changed to that of an exploration and development company. This status is abc to change again as the first of Aflease"s three high-margin operations, Bonar South, will become operational during the second quarter of 2005, generating revenue stream. It is pleasing to note that with the operational restructurir and despite the continued strengthening of the Rand, the large operating loss of 2003 have been reversed and the company is pleased to report a 99% improvement to the cash operating loss of 2003.

The balance of the high margin assets, the Modder East Gold and the Dominion Uranium project, have required significant expenditure for feasibility and exploration drilling. The encouraging results from the focused exploration drilling program will be released in the 2004 Reserve and Resource declaratic Despite this additional expenditure the operating loss before other costs, reflects a 56% improvement to a R47 million loss.

The implementation of the strong Rand strategy also required that the company raise sufficient cash to ensure that the company was fully funded. As a consequence a number of non-reoccurring costs resulted in the net loss attributable to shareholders for 2004 being R87.3 million, a 79% improvement over the previous year.

The capital raising resulted in the company restructuring the balance sheet. The interest bearing debt of Nedcor was completely settled during the year ar the company"s balance sheet remained largely ungeared. A large part of the

remaining outstanding debt is convertible into equity.

AFLEASE GOLD AND URANIUM RESOURCES LIMITED

CONSOLIDATED FINANCIAL RESULTS

HIGHLIGHTS:-	REVIEWED YEAR ENDED 31 DEC 2004	AUDITED YEAR ENDED 31 DEC 2003	UNAUDITED 6 MONTHS ENDED 31 DEC 2004	UNAUDITED 6 MONTHS ENDED 30 JUN 2004	UNAUDITED 6 MONTHS ENDED 31 DEC 2003
GOLD PRODUCED AND SOLD:-					
- KILOGRAMS	146	1,222	19	127	915
-OUNCES	4,709	39,288	612	4,097	29,418
CASH OPERATING COST PER TON MINED	n/a	79.01	n/a	n/a	63.78
CASH OPERATING COST:-					
-RAND / KG	113,320	122,258	335,361	80,159	100,949
-$ / OZ	552	518	1,692	366	445
CASH OPERATING (LOSS)/PROFIT (R"000)	(469)	(48,435)	(4,732)	4,263	(20,231)
OPERATING LOSS (before other costs) (R "000)	(47,030)	(107,839)	(34,453)	(12,577)	(65,282)
NET LOSS (R"000)	(87,275)	(409,624)	(72,242)	(15,033)	(363,136)
HEADLINE LOSS PER SHARE (CENTS)	(33.27)	(95.16)	(26.96)	(7.06)	(66.60)
BASIC LOSS PER SHARE (CENTS)	(36.08)	(217.40)	(29.76)	(7.06)	(182.11)
OPERATING RESULTS:-					
TONS MINED - OPEN PIT	-	1,799,361	-	-	949,348
TONS MINED - UNDERGROUND	-	91,405	-	-	74,241
TONS STACKED - CIS	341,091	1,341,956	-	341,091	908,697
TONS MILLED - CIL	21,557	1,262,518	-	21,557	1,121,822
REEF METRES DEVELOPED - UNDERGROUND	751	-	385	366	-
WASTE METRES DEVELOPED - UNDERGROUND	2,355	-	1,343	1,012	-
GOLD PRODUCED AND SOLD (KG)	146	1,222	19	127	915
GRADE STACKED - CIS	0.33	0.47	-	0.33	0.18
GRADE MILLED - CIL	0.75	0.83	-	0.75	0.79
GOLD PRICE RECEIVED:-					
-RAND / KG	83,302	87,338	64,240	86,149	85,137
-RAND / OZ	2,591	2,717	1,998	2,680	2,648
-$ / OZ	399	367	400	384	373

INCOME REVIEWED AUDITED UNAUDITED

STATEMENT:-			UNAUDITED	UNAUDITED	
	YEAR	YEAR	6 MONTHS	6 MONTHS	6 MONTHS
	ENDED	ENDED	ENDED	ENDED	ENDED
	31 DEC	31 DEC	31 DEC	30 JUN	31 DEC
	2004	2003	2004	2004	2003
	R"000	R"000	R"000	R"000	R"000
REVENUE	16,128	100,964	1,650	14,478	72,137
GOLD	12,200	100,964	1,222	10,978	72,137
SUNDRY	3,928	-	428	3,500	-
CASH OPERATING COSTS	16,597	160,629	6,382	10,215	92,368
CASH MOVEMENT IN LOCK-UP	-	(11,230)	-	-	-
CASH OPERATING (LOSS)/PROFIT	(469)	(48,435)	(4,732)	4,263	(20,231)
AMORTISATION AND DEPRECIATION	1,157	15,563	573	584	8,132
NON-CASH MOVEMENT IN LOCK-UP	4,071	4,767	-	4,071	4,767
NET FINANCE COSTS	17,550	9,270	11,793	5,757	7,127
GENERAL AND ADMINISTRATIVE	14,345	9,165	9,571	4,774	7,283
EXPLORATION EXPENDITURE	6,420	5,557	4,766	1,654	2,661
REHABILITATION PROVISION	3,018	15,082	3,018	-	15,082
OPERATING LOSS BEFORE OTHER COSTS	(47,030)	(107,839)	(34,453)	(12,577)	(65,282)
OTHER COSTS					
DECOMMISSIONING	691	6,744	115	576	4,142
FUNDING EXPENSES AND LEGAL FEES	8,387	6,265	6,507	1,880	4,936
PROFIT ON SALE OF PROPERTY, PLANT AND EQUIPMENT	(5,293)	-	(5,293)	-	-
PROFIT ON SALE OF INVESTMENTS	(4,750)	-	(4,750)	-	-
FAIR VALUE LOSS ON INVESTMENTS	15,082	301	15,082	-	301
IMPAIRMENT OF LONG LIFE ASSETS	16,847	230,325	16,847	-	230,325
WRITE DOWN OF HEAP LEACH AND OTHER STOCK ITEMS	10,920	58,557	10,920	-	58,557
LOSS BEFORE DERIVATIVE ADJUSTMENT	(88,914)	(410,031)	(73,881)	(15,033)	(363,543)
MARK-TO-MARKET OF DERIVATIVE FINANCIAL INSTRUMENT	1,639	-	1,639	-	-
LOSS BEFORE TAXATION	(87,275)	(410,031)	(72,242)	(15,033)	(363,543)
TAXATION	-	407	-	-	407
LOSS	(87,275)	(409,624)	(72,242)	(15,033)	(363,136)

ATTRIBUTABLE TO
ORDINARY
SHAREHOLDERS
(LOSS) /
EARNINGS PER
SHARE (CENTS):-
-HEADLINE (33.27) (95.16) (26.96) (7.06) (66.60)
-BASIC (36.08) (217.40) (29.76) (7.06) (182.11)
-FULLY DILUTED (33.27) (91.28) (26.96) (7.06) (64.02)
HEADLINE
-FULLY DILUTED (36.08) (208.53) (29.76) (7.06) (175.04)
BASIC
NET ASSET VALUE 62.08 54.14 62.08 51.13 54.14
PER SHARE
(CENTS):-
WEIGHTED AVERAGE
NUMBER
OF ORDINARY 241,902,8 188,421,14
SHARES IN ISSUE 97 8 242,766,8 212,979,9 199,408,95
87 40 9
NUMBER OF SHARES 336,451,3 210,952,40
IN ISSUE AT END 21 6 336,451,3 214,684,6 210,952,40
OF PERIOD 21 14 6
REVIEWED UNAUDITED AUDITED
AS AT AS AT AS AT
ABRIDGED BALANCE 31 DEC 30 JUNE 31 DEC
SHEET:- 2004 2004 2003
R"000 R"000 R"000
ASSETS
NON-CURRENT
ASSETS:-
-MINING ASSETS 225,316 228,916 214,707
-OTHER ASSETS 222 222 222
-INVESTMENTS 80,533 13,364 12,514
306,071 242,502 227,443
CURRENT ASSETS:-
-INVENTORIES 1,112 9,152 14,698
-RECEIVABLES AND 28,644 6,107 8,539
PREPAYMENTS
-AMOUNTS OWING 140 113 86
BY RELATED THIRD
PARTIES
-BANK AND CASH 1,291 2,730 12,482
BALANCES
31,187 18,102 35,805
TOTAL ASSETS 337,258 260,604 263,248
EQUITY AND
LIABILITIES
CAPITAL AND
RESERVES:-
-ORDINARY SHARE 6,729 4,294 4,219
CAPITAL
-SHARE PREMIUM 674,468 505,576 495,050
-ACCUMULATED (400,094)
LOSS (472,337) (385,061)
208,860 109,776 114,208
NON-CURRENT
LIABILITIES:-
-INTEREST 11,642 23,787 63,391
BEARING
BORROWINGS

-REHABILITATION 23,677 20,659 20,610
AND CLOSURE COST
OBLIGATIONS
-AMOUNTS OWING - - 106
TO RELATED THIRD
PARTIES
35,319 44,446 84,107
CURRENT
LIABILITIES:-
- DERIVATIVE 16,537 - -
FINANCIAL
INSTRUMENT
-TRADE AND OTHER 8,350 11,653 17,147
PAYABLES
-PROVISIONS 10,731 5,207 8,793
SHORT TERM LOAN 41,608 80,211 -
-CURRENT PORTION 15,774 9,217 29,451
OF INTEREST
BEARING
BORROWINGS
-BANK OVERDRAFT 79 94 9,542
BALANCES
93,079 106,382 64,933
TOTAL EQUITY AND 337,258 260,604 263,248
LIABILITIES
REVIEWED AUDITED UNAUDITED UNAUDITED
UNAUDITED
YEAR YEAR 6 MONTHS 6 MONTHS 6 MONTHS
ENDED ENDED ENDED ENDED ENDED
ABRIDGED CASH 31 DEC 31 DEC 31 DEC 30 JUN 31 DEC
FLOW STATEMENT:- 2004 2003 2004 2004 2003
R"000 R"000 R"000 R"000 R"000
CASH FLOW
GENERATED FROM /
(UTILISED BY) :-
OPERATING (42,155) (87,710) (27,285) (14,870) (94,239)
ACTIVITIES
INVESTING 4,885 (145,623) 20,528 (15,643) 39,288
ACTIVITIES
FINANCING 35,542 167,145 5,334 30,817 47,497
ACTIVITIES
NET (DECREASE) / (1,728) (66,188) (1,423) (304) (7,453)
INCREASE IN CASH
AND CASH
EQUIVALENTS
CASH & CASH
EQUIVALENTS
AT BEGINNING OF 2,940 69,128 2,635 2,940 10,393
PERIOD
CASH & CASH
EQUIVALENTS
AT END OF PERIOD 1,212 2,940 1,212 2,636 2,940
STATEMENT OF CHANGES IN EQUITY:-
SHARE SHARE ACCUM TOTAL
CAPITAL PREMIUM LOSS EQUITY
R"000 R"000 R"000 R"000
BALANCE AT 31ST 3,466 315,605 24,563 343,634
DECEMBER 2002
ISSUED DURING 753 - - 753
THE PERIOD
SHARE PREMIUM - 179,445 - 179,445

NET LOSS AFTER TAXATION	-	-	(409,624)	(409,624)
BALANCE AT 31 DECEMBER 2003	4,219	495,050	(385,061)	114,208
ISSUED DURING THE PERIOD	75	-	-	75
SHARE PREMIUM	-	10,526	-	10,526
NET LOSS AFTER TAXATION	-	-	(15,033)	(15,033)
BALANCE AT 30 JUNE 2004	4,294	505,576	(400,094)	109,776
ISSUED DURING THE PERIOD	2,435	-	-	2,435
SHARE PREMIUM	-	168,892	-	168,892
NET LOSS AFTER TAXATION	-	-	(72,242)	(72,242)
BALANCE AT 31 DECEMBER 2004	6,729	674,468	(472,336)	208,861

	REVIEWED YEAR ENDED	AUDITED YEAR ENDED	UNAUDITED 6 MONTHS ENDED	UNAUDITED 6 MONTHS ENDED	UNAUDITED 6 MONTHS ENDED
SUPPLEMENTARY INFORMATION:-	31 DEC 2004 R"000	31 DEC 2003 R"000	31 DEC 2004 R"000	30 JUN 2004 R"000	31 DEC 2003 R"000
CAPITAL COMMITMENTS	19,657	2,000	19,657	1,100	2,000
CAPITAL EXPENDITURE	39,614	115,166	19,436	20,178	45,032
ASSET FINANCE LEASES:-	19,583	26,810	19,583	24,489	26,810
LESS:- SHORT-TERM PORTION	(7,941)	(9,452)	(7,941)	(9,217)	(9,452)
	11,642	17,358	11,642	15,272	17,358

THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS AND BEAR INTEREST AT AN AVERAGE RATE OF 10.00%

LOAN-HEAP LEACH PLANT:-	7,833	8,924	7,833	8,515	8,924

THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25%.

LOAN-NEDBANK:-	-	54,799	-	44,226	54,799
LESS:- SHORT-TERM PORTION	-	(20,000)	-	(44,226)	(20,000)
	-	34,799	-	-	34,799

THE LOAN BEARS INTEREST AT A RATE OF JIBAR PLUS A MARGIN OF 4% DECREASING TO 3% AND WAS REPAID DURING 2004.

LOAN-EASTBOURNE:-

CONVERTIBLE LOAN	41,608	-	41,608	35,985	-
DERIVATIVE FINANCIAL INSTRUMENT	16,537	-	16,537	-	-

INTEREST IS AT 1.5% ABOVE PRIME INTEREST RATE, AND WILL BE REPAID BY AFLEASE ON THE LAST DAY OF THE TWELVE MONTH PERIOD FOLLOWING THE CLOSURE OF THE RANDGOLD SHARE SWAP TRANSACTION (AS ANNOUNCED ON 2 AUGUST 2004) BY ONE OF THE FOLLOWING METHODS AT THE ELECTION OF EASTBOURNE:

1. CONVERSION OF THE LOAN AT A SHARE PRICE OF R2.75 PER AFLEASE ORDINARY SHARE PLUS A THREE YEAR OPTION WITH AN EXERCISE PRICE OF R3.50 PER AFLEASE ORDINARY SHARE.
2. CONVERSION OF THE LOAN AT AN AFLEASE ORDINARY SHARE PRICE EQUAL TO 90% OF THE 30-DAY TRADE WEIGHTED AVERAGE SHARE PRICE. EASTBOURNE HAS COMMITTED NOT TO TRADE IN AFLEASE SHARES FOR A PERIOD OF 60 DAYS

LEADING UP TO CONVERSION DATE.
INCLUDED IN THE LOAN STRUCTURE IS A DERIVATIVE FINANCIAL INSTRUMENT WHICH IS CARRIED AT ITS FAIR VALUE AT 31 DECEMBER 2004.
SECURITY:-
1. THE LOAN FOR THE HEAP-LEACH PLANT IS SECURED BY MOVABLE EQUIPMENT LIMITED TO R8M, BOND OVER MINERAL RIGHTS FOR AN AMOUNT OF R11M AND BY A PLEDGE AND CESSION OF ALL SHORT-TERM INSURANCE POLICIES COVERING THE HEAP LEACH PLANT.
2. THE NEDBANK LOAN FACILITY WAS SECURED BY A BOND OVER MINERAL RIGHTS AND THE CIL PLANT AS WELL AS SECURITY OVER CERTAIN MOVEABLE ASSETS.
Notes to the Results
1. Accounting Policies
The accounting policies applied are consistent with those applied in the audi financial statements for the year ended 31 December 2003. The provisional results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, including accounting standard AC127, "Interim Financial Reporting".
2. Impairment of Long Life Assets and Write Down of Inventory
At the end of the 2003 financial year, certain identified moveable assets wer written down to the net selling price. The net selling price was determined b identifying certain assets for sale, and commencing with a tender process. An auctioneer was also approached to evaluate the assets identified. These asset were then impaired to the extent that their carrying amount exceeded their tender or auctioneer value. During the current financial year, an auction was held whereby some of these assets were sold. However, moveable assets to the carrying amount of R21.8 million were not sold at this auction, and at this stage, it is not anticipated that these assets will be sold in the near futur As a result of these assets being directly related to the suspended open-pit operations, a decision was made to impair these assets to the recoverable amo of R5 million.
Certain inventory items were identified for sale and were placed on auction a described above. As part of the auction process, it was determined that the inventory items were over valued, and as such the inventory was written down R7.4 million to their net realisable value.
3. Rehabilitation Provision
During the current financial year, an extensive independent and internal revi was performed of the rehabilitation obligations at the operations. As stated the Competent Person"s Report signed in March 2004, the preliminary closure c estimate for the existing infrastructure at the Klerksdorp Operations amounts R22.6 million. The provision was increased by R3 million from R19.6 million t R22.6 million as at the end of December 2004.
4. Headline loss
The calculation of headline loss per share is derived from the consolidated n loss after taxation of R87 million (2003: R410 million) adjusted for any non-trading items divided by the average number of shares in issue. Headline loss for the year ended 31 December 2004 are R80.5 million (2003: R179.3 million).
5. Share swap transaction with Randgold and Exploration Company Limited ("Randgold")
During the current financial year, the company acquired 9.4 million ordinary shares of R0.01 each, fully paid up, in the issued share capital of Randgold against the allotment and issue to Randgold of 94 million ordinary shares of R0.02 each, fully paid up, in the issued share capital of Aflease.
The terms of the transaction included the intention of the company to dispose the Randgold swap shares in a commercially prudent manner, in consultation wi Randgold. Arrangements were put in place to facilitate the efficient placemen of the shares without unnecessary short term disruption of the Randgold share price.
As at 31 December 2004, 6 million Randgold shares were not yet disposed of in accordance with the above transaction. 3.4m shares in Randgold and Exploratic were sold during the 2004 year. These sales realised a profit of R5.3m. An

unrealised loss on the remaining 6m shares was recorded on 31 December 2004 t
the value R15m.
6. Loan facility with Randgold and Exploration Company Limited ("Randgold") a
the purchase thereof by Eastbourne Capital Management L.L.C.
During the course of the financial year, Randgold made available R45 million
the agreed R50 million loan facility, as announced on 30 July 2004.
The above loan facility attracts interest at 1.5% margin above the prime
interest rate and is to be repaid by the Company on the last day of the 12 mc
period following the closure of the Share swap transaction, as set out above,
one of the following methods at the election of the Holder of the facility:
a) Conversion of the loan at a share price of R2.75 per Aflease share plus a
year option with an exercise price of R3.50 per Aflease share, OR
b) Conversion of the loan at a share price equal to 90% of the 30 day trade
weighted average share price of Aflease.
On 13 December 2004, Eastbourne Capital Management, L.L.C. purchased 100% of
loan facility above from Randgold. The terms of the loan are the same as set
above.
Included in the finance structure is a derivative financial instrument, which
accounted for at its fair value in the accounting records of the company. The
instrument was marked-to-market at 31 December 2004 to its fair value of R16.
million and a profit of R1.6 million was recognised during the current financ
year. The fair value of this derivative financial instrument is linked to the
volatility of the company"s share price and may result in significant fair va
adjustments.
7.Going Concern
The provisional financial results for the year ended 31 December 2004 have be
prepared on the going concern basis.
Aflease is certain that it has sufficient funding to continue with its curren
capital programs which will bring its future cash generating projects into
production as a result of the following:
a) As at 31 December 2004, Aflease held 6 million Randgold shares (in terms c
the share swap agreement) with a value of R66 million, AND
b) In accordance with ordinary resolution 2, as passed at the annual general
meeting held on 28 June 2004, Aflease has the option to sell shares for cash,
the number of which will not exceed 15% of the company"s issued ordinary shar
held at the beginning of the financial year.
8. Subsequent events
a)As of close of business on 28 January 2005, the company changed its name fr
THE AFRIKANDER LEASE LIMITED to AFLEASE GOLD AND URANIUM RESOURCES LIMITED. T
change took place in keeping with the company"s strategy to realise value for
stakeholders by developing, mining and producing both its gold and uranium
assets.
b)On 3 February 2005, the company entered into an agreement with Harmony Gold
Mining Company Limited ("Harmony"), whereby the company will acquire the righ
to mine, process and market all of Harmony"s uranium resources. It is
anticipated that these rights will be acquired for R200 million and payment t
Harmony would be by way of Aflease scrip. Harmony will also receive a royalty
and when these resources are brought into account. This transaction is howeve
subject to the drawing up of a detailed agreement, normal regulatory approval
various levels of due diligence, and the approval of the boards of both
companies.
c)On 22 February 2005, the company announced that it has entered into a
Memorandum of Understanding with Micawber 397 (Proprietary) Limited ("Micawbe
in terms of which the company will sell an undivided 26% share of its mineral
and mining assets to Micawber, a company 100% owned by historically
disadvantaged South Africans.
9. Dividends
No dividend has been proposed or declared for the period under review.
10. Segmental Reporting
The Group operates in two geographical areas, the East Rand, Gauteng, and
Klerksdorp, North West Province in South Africa, and as at year end, is invol

in two business segments: gold mining and uranium mining (where pre-feasibili
studies have commenced). Due to the capital development at the East Rand operations, revenue as reported in the income statement only includes that revenue generated from the Klerksdorp operations.

11. Contingencies and Capital Commitments

The capital commitments relates to capital expenditure on the Bonanza Underground development project.

12. Changes to the Board of Directors of Aflease

With effect from 1 October 2004, three new non-executive directors were appointed to the Board - Mrs. Thuthukile Skweyiya, Mr. Lunga Ncwana and Mr. Kazunori Yoshimura.

In addition, Mrs. Skweyiya assumed the position of Chairperson, replacing Mr. Jean Nortier, who remained on the Board and assumed the executive position of Chief Financial Officer, replacing Mr. Marais Steyn.

13. Audit Review

PricewaterhouseCoopers Inc. unmodified review report on the condensed financi statements contained in this provisional report is available for inspection a the company"s registered office.

Conclusion

Strategic update

The company is expected to produce a strategic update during April 2005. This announcement reflects on the 2004 year and its achievements.

On behalf of the Board

NJ Froneman	DJ Nortier
Chief Executive Officer	Chief Financial Officer

31 March 2005
Johannesburg

Sponsor
NEDBANK CAPITAL

Disclaimer

Statements made in this document with respect to Aflease"s current plans, estimates, strategies and beliefs and other statements that are not historica facts are forward-looking statements about the future performances of Aflease These statements are based on management"s assumptions and beliefs in light c the information currently available to it. Aflease cautions you that a numbe risk and assumptions could cause actual results to differ materially from thc discussed in the forward-looking statements, and therefore you should not pla undue reliance on them. The potential risk and assumptions include, amongst others, risks associated with fluctuations in the Rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease assumes no obligation to update information c this release.

Date: 31/03/2005 05:39:10 PM Produced by the JSE SENS Department